UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 4

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INTERCEPT PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

INTERSTELLAR ACQUISITION INC.

a wholly owned subsidiary of

ALFASIGMA S.P.A.

(Name of Filing Person (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45845P108

(CUSIP Number of Class of Securities)

Michele A. Cera

Corporate General Counsel

Alfasigma S.p.A.

Via Ragazzi del ’99, 5

40133 Bologna, Italy

+39 051 648 9521

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Matthew G. Hurd
Oderisio de Vito Piscicelli
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 11, 2023 (as it may be amended and supplemented from time to time, the “Schedule TO”) by Interstellar Acquisition Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Alfasigma S.p.A., an Italian società per azioni (joint stock company) (“Alfasigma”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Intercept Pharmaceuticals, Inc., a Delaware corporation (“Intercept”), at a price of $19.00 per Share, net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions described in the offer to purchase, dated October 11, 2023 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule TO.

Items 1 through 9 and 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text:

“At one minute following 11:59 p.m., Eastern Time, on November 7, 2023 (12:00 midnight, Eastern Time, on November 8, 2023), the Offer expired. Computershare Trust Company, N.A., the Depositary, advised Purchaser that, as of the expiration of the Offer, a total of 31,158,412 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 74.5% of the Shares outstanding as of the expiration of the Offer. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 2,617,509 additional Shares, representing approximately 6.3% of the outstanding Shares as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other Offer Conditions were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares tendered and not validly withdrawn pursuant to the Offer.

Alfasigma and Purchaser will complete the acquisition of Intercept on November 8, 2023, by consummating the Merger pursuant to the Merger Agreement without a meeting or vote of Intercept stockholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, the Shares not tendered pursuant to the Offer (other than the Excluded Shares and Dissenting Shares) will each be converted into the right to receive cash in an amount equal to the Offer Price, subject to any applicable withholding taxes.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Stock Market. Intercept and Alfasigma intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Intercept’s reporting obligations under the Exchange Act as promptly as practicable.

On November 8, 2023, Alfasigma issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(v) hereto, and is incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(v) Press Release of Alfasigma, dated November 8, 2023, announcing the expiration and results of the offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2023	ALFASIGMA S.P.A.

	By:	/s/ Francesco Balestrieri
Name: Francesco Balestrieri
Title: Chief Executive Officer

INTERSTELLAR ACQUISITION INC.

	By:	/s/ Francesco Balestrieri
Name: Francesco Balestrieri
Title: President